Mail Stop 3561

May 22, 2008

By Facsimile and U.S. Mail

Thomas Legro
Senior Vice President and Controller
Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, GA 30338

> **RE:** **Mirant Corporation**
> **File No. 1-16107**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
>
> **Mirant North America LLC**
> **File No. 333-134722**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 10, 2008**

Dear Mr. Legro:

   We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 12, 2008. Our review resulted in the following accounting comment.

1. We have read your response to comment 11 of our letter dated April 29, 2008. Please explain to us the amount of capital expenditures that need to be made with regard to the Dickerson and Morgantown units to comply with the Maryland Healthy Air Act. Tell us if the capital expenditures were considered part of the minimum lease payments at the inception of the Facility Leases. Also, please confirm for us that the original Facility Leases were not changed or modified in any way as a result of these recent capital expenditures that are required to be made. In this regard, we assume the value of the plants would be impaired if you did not comply with the provisions of the Maryland Healthy Air Act. Explain if these environmental expenditures are protecting the Owner Lessors from negative variability in the fair value of the leased assets. Lastly, please explain how you are accounting for the leasehold improvements. Please refer to EITF Issue no. 05-6. Please be detailed in your response and cite for us the relevant accounting literature used to support your conclusions.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio at (202) 551-3202, or in her absence to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant